Offering Statement for Aphios Pharma LLC

("Aphios Pharma," "we," "our," or the "Company")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Aphios Pharma LLC

   87 Main Street

   North Reading, MA 01864

Eligibility

2. **The following are true for Aphios Pharma LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Judith Palmer-Castor

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/06/2018	Present	Aphios Pharma LLC	Director of Clinical and Regulatory Affairs
01/01/2007	Present	Aphios Corporation	Director of Clinical and Regulatory Affairs
01/01/2010	03/31/2023	ChildAccra	Director of Behavioral Health

Dr. Judith Palmer-Castor, Director of Clinical and Regulatory Affairs, is a behavioral health scientist with over 20 years of research, clinical, and regulatory experience in industry and academia. Dr. Palmer-Castor was a Project Director for an NIH-funded Adolescent HIV/AIDS Clinical Trial Network Project at Children's Hospital in Boston, MA and a consulting scientist for Mass General Hospital's Division of Global Health and Human Rights in Boston, MA. Dr. Palmer-Castor has held similar behavioral health, research, and clinical positions at Northeastern University in Boston, MA, SAMSHA, CDC, and other non-profit health and human service agencies. Dr. Palmer-Castor graduated with a Ph.D. in Policy with an emphasis on Behavioral Health and Adolescent Development from Brandeis University in Waltham, MA, and holds M.S. and B.S. degrees in Psychology from Santa Clara University, CA. She has been the Director, Clinical and Regulatory Affairs of Aphios Corporation since 2007, and of Aphios Pharma since July 2018. LinkedIn: https://www.linkedin.com/in/judith-palmer-castor-3143bb18/

Name
Catherine Prillo

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/02/2019	Present	Aphios Pharma LLC	Controller
10/02/2019	Present	Aphios Corporation	Controller

Catherine Prillo, Controller of Aphios Pharma LLC, has over 30 years of experience in financial accounting, controls, and management. She was most recently VP of Accounting at an internationally-renowned retail organization where she led the financial group including corporate controller, treasury, insurance, budgeting, compliance and controls, and successfully completed a management-led leveraged buy-out recapitalization to a private equity group and the sale of the company to a strategic buyer. She graduated cum laude with a Bachelor of Commerce degree with a major in Accounting & Business Management from Concordia University in Quebec, Canada.

Name
Dr. Trevor P. Castor

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/06/2018	Present	Aphios Pharma LLC	President & CEO
09/01/1993	Present	Aphios Corporation	President & CEO

Dr. Trevor P. Castor is Founder, President, and Chief Executive Officer of Aphios Pharma LLC. He has over 30 years of diversified business experience from management, marketing, and finance to technology and business development in the energy, environmental, and biopharmaceutical industries. Dr. Castor graduated from the University of California, Berkeley with a Ph.D. in Mechanical Engineering and a Master of Science degree in Chemical Engineering. He graduated summa cum laude with a Bachelor of Science degree in Chemical Engineering from University of Toronto, Canada. He studied Business Administration at St. Mary's College, Brooklyn, NY, and Management, Marketing, and Finance at Harvard University Extension. He is the primary author of 86 issued US and international patents, 40 pending patents, and several registered trademarks. Dr. Castor has collaborated with and consulted several companies/institutions including Baxter, Bayer, Bristol-Myers Squibb, Eli Lilly, General Electric, Novartis, Pfizer, NIH, and the United Nations. LinkedIn: https://www.linkedin.com/in/trevor-castor-2120481/

Name
Val Livada

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/06/2018	Present	Aphios Pharma LLC	Business Advisor
01/01/2018	Present	MassRobotics	Advisor
06/01/2018	Present	MIT Materials Research Laboratory	Research Affiliate
01/01/2015	Present	Greentown Labs	Advisor
05/01/2012	Present	Aphios Corporation	Director
05/01/2010	Present	AutoHarvest Foundation	Director
06/01/2014	Present	Great Dome Associates	Founding Principal
01/01/1995	Present	Weybridge Partners	Founder
04/01/2008	01/01/2020	Monarch Antenna, Inc.	Director
01/01/2016	01/01/2018	Boston University Questrom School of Business	Adjunct Lecturer
10/01/2018	Present	Boston Hub for the EU's ENRICH Program	Hub Representative

Dr. Val R. Livada, Ph.D., Business Advisor, is Founder and CEO of Weybridge Partners in Winchester, MA, which is focused on successful technology commercialization. Dr. Livada was a Senior Lecturer (retired) on Corporate Entrepreneurship at the Sloan School of Management, MIT, Cambridge, MA. There, he led a joint research project with the Wharton Business School on Corporate Venture Capital. Dr. Livada is a Catalyst at the Deshpande Center and a consultant at the MIT/Cambridge University Institute. Prior to establishing Weybridge Partners, Dr. Livada was a Director at Braxton Associates, an international strategy planning consulting firm, and a Vice\ President at Pugh-Roberts Associates, a technology management firm. He has over 30 years of experience in the areas of strategic planning and organizational dynamics with detailed knowledge in the areas of innovation, product development, and R&D management. Dr. Livada's clients have included Fortune 500 companies such as GM and Eli Lilly. He received his undergraduate degree from MIT, and his M.A. and Ph.D. from Tufts University, Boston, MA. Dr. Livada, recently retired from MIT, has been employed at Weybridge Partners since 1995, has been a Director of Aphios Corporation since 2012, and a Business Advisor to Aphios Pharma since July 2018. LinkedIn: https://www.linkedin.com/in/val-livada-2b440/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Aphios Corporation

Securities: 18,000,000

Securities:	15,000,000
Class:	Common Units
Voting Power:	90.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Aphios Pharma LLC, headquartered in North Reading, MA, USA, is developing FDA-approved cannabis-based drugs to treat central and peripheral nervous system disorders with unmet needs, such as Opioid Use Disorder ("OUD"), Chemotherapy Induced Peripheral Neuropathic Pain ("CIPNP"), Generalized Anxiety Disorder ("GAD"), Multiple Sclerosis ("MS"), and Epilepsy, which are currently only partially and anecdotally addressed by medical marijuana. We are a unique scientific and management team with diverse backgrounds and experiences in startups to multinationals such as Pfizer and research institutions such as MIT. Our experience spans natural product drug discovery, nanotechnology, manufacturing, regulatory and clinical affairs, as well as financial and accounting management. We collaborate with highly qualified clinical trial contract research organizations ("CROs") and research institutions such as Harvard Medical School, McLean Hospital (Belmont, MA), and the National Institutes of Health. We operate in a Schedule I facility following Drug Enforcement Administration ("DEA"), US FDA, and other federal guidelines. Aphios Pharma is developing products to treat and manage opioid use disorder, as well as provide pain relief to cancer patients, using sustained-release nanotechnology formulations of cannabinoids that target both the central and peripheral nervous systems. Our goal is to accelerate the clinical development of these drugs, with an initial focus on opioid addiction, to establish science-based evidence of their efficacy, dosing, and usage schedule. We plan to license these products to strategic corporate partners and commercialize the products with a direct sales force.

Aphios Pharma currently has 2 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Aphios Pharma LLC speculative or risky:**

   1. There are several risk factors including: financial - not having enough capital to execute corporate goals; regulatory - challenges in dealing with the FDA and DEA; market - the lack of a market for the Company products and existing competition in the marketplace.

2. Development Stage Business: Aphios Pharma LLC commenced operations in July 2018 and is organized as a Limited Liability Company under the laws of the State of Delaware. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, but not limited to the training of new personnel, the availability of raw materials and the competition and environment is which the Company will operate. As a result of the early stage of the Company's business development and its plan for future expansion, there is a possibility that the Company could sustain losses in the future. There can be no assurances that Aphios Pharma LLC will ever operate profitably.

3. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

4. Dependence on Management: In the early stages of development, the Company's business will be significantly dependent on the Company's management team. The Company's ability to develop and maintain a competitive position in light of market developments will depend, in large part, on its ability to attract and retain qualified personnel. No assurance can be given that the Company will be able to attract and retain such personnel. The Company's success will be particularly dependent upon: Dr. Trevor P. Castor. The loss of Dr. Castor's services would have a material adverse effect on the Company.

5. Risks Associated with Clinical Trials: The Company plans on expanding its business through the conduct of clinical trials. Any conduct of clinical trials by the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, members must assume the risk that (i) such clinical trials may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities. There are no assurances that the clinical trials will be successful and the number of clinical trials that would be required before filing for regulatory approval. These risks could have a material adverse effect on the Company.

6. Regulatory Risks: There are unanticipated regulatory risks associated with the filing of a new drug application (NDA) with the United States Food and Drug Administration (FDA). There is no assurance that the NDA will be approved by the FDA, and that even with approval, it will be done on a timely basis. These risks could have a material adverse effect on the Company.

7. Competition: While there does exist some current competition, Management believes that Aphios Pharma LLC's product is well positioned, top quality and unique in nature. The expertise of Management combined with the innovative nature of its marketing approach, set the Company apart from its competitors. However, there is the possibility that new competitors could seize upon Aphios Pharma LLC's business model and produce competing products or services with similar focus. Likewise, these new competitors could be better capitalized than Aphios Pharma LLC, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of Aphios Pharma LLC's intended market.

8. Trend in Consumer Preferences and Spending: The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. There is no assurance that the Company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

9. Risks of Borrowing: If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also

might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

10. Unanticipated Obstacles to Execution of the Business Plan: The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

11. Management Discretion as to Use of Proceeds: The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its members in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

12. Control By Management: As of July 06, 2018 the Company's Managing Members owned 10% of the Company's outstanding units. Upon completion of this Offering, the Company's Managing Members will own approximately 9.8% of then issued and outstanding units, and will be able to continue to control Aphios Pharma LLC. Investor members will own a minority percentage of the Company and will have minority voting rights. Investor members will not have the ability to control either a vote of the Company's Managing Members or any appointed officers.

13. Return of Profits: The Company intends to retain any initial future earnings to fund operations and expand the Company's business. A member will be entitled to receive revenue profits proportionate to the amount of units held by that member. The Company's Managing Members will determine a profit distribution plan based upon the Company's results of operations, financial condition, capital requirements, and other circumstances.

14. No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets: Although the Company believes that the technology used by the Company is patented, no assurances can be given that the improved technology will not be patented by a competitor or that its patent does not infringe the patents of any other company. Many of the Company's competitors have greater financial and other resources than the Company. No assurances can be given that other competitors will not enter the market or that the Company will be capable of competing against such organizations. In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

15. Dilution: Purchasers of Units will experience immediate and substantial dilution in net tangible book value per unit, or approximately 2.0% of the assumed offering price of $3.44 per unit (assuming

maximum offering proceeds are achieved). Additional Units issued by the Company in the future will also dilute a purchaser's investment in the Units.

16. Limited Transferability and Liquidity: To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his Units for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Units. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from Aphios Pharma LLC, limitations on the percentage of Units sold and the manner in which they are sold. Aphios Pharma LLC can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to Aphios Pharma LLC, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Units and no market is expected to develop. Consequently, owners of the Units may have to hold their investment indefinitely and may not be able to liquidate their investments in Aphios Pharma LLC or pledge them as collateral for a loan in the event of an emergency.

17. Long Term Nature of Investment: An investment in the Units may be long term and illiquid. As discussed above, the offer and sale of the Units will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Units for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Units must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

18. No Current Market For Units: There is no current market for the Units offered in this private Offering and no market is expected to develop in the near future.

19. Compliance with Securities Laws: The Units are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Delaware Securities Laws, and other applicable state securities laws. If the sale of Units were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Units. If a number of purchasers were to obtain rescission, Aphios Pharma LLC would face significant financial demands, which could adversely affect Aphios Pharma LLC as a whole, as well as any non-rescinding purchasers.

20. Offering Price: The price of the Units offered has been established by Aphios Pharma LLC, considering such matters as the state of the Company's business development, the general condition of the industry in which it operates, and risk-adjusted, discounted cash flow projections. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to Aphios Pharma LLC.

21. Lack of Firm Underwriter: The Units are offered on a "best efforts" basis by the Managing Members of Aphios Pharma LLC without compensation and on a "best efforts" basis through a FINRA registered funding portal. Accordingly, there is no assurance that the Company will sell the maximum Units offered or any lesser amount.

22. Projections - Forward Looking Information: Management has prepared projections regarding Aphios Pharma LLC's anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business of Aphios Pharma LLC. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by Aphios Pharma LLC's independent accountants. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into

account such factors as general economic conditions, unforeseen regulatory changes, the entry into Aphios Pharma LLC's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of Aphios Pharma LLC's operations, those results cannot be guaranteed.

23. Limitation on Director Liability under Delaware Law: Pursuant to the Company's Certificate of Incorporation, as authorized under applicable Delaware law, directors of the Company are not liable for monetary damages for breach of fiduciary duty, except in connection with a breach of the duty of loyalty; for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payment or stock repurchases illegal under Delaware law or for any transaction in which a director has derived an improper personal benefit. In addition, the Company's bylaws provide that the Company must indemnify its officers and directors to the fullest extent permitted by Delaware law for all expense incurred in the settlement of any actions against such persons in connection with their having served as officers or directors of the Company.

24. General Economic Conditions: The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that the impending growth of the market, mainstream market acceptance and the targeted products of Aphios Pharma LLC will insulate the Company from excessive reduced demand. Nevertheless, Aphios Pharma LLC has no control over these changes.

25. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

26. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

27. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

28. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

29. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

30. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

31. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

32. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

33. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

34. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

35. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Aphios Pharma LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $617,999 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

We plan to use the proceeds from this offering to conduct pre-clinical animal studies, marketing, rent and occupancy, attain personnel and retain management, legal and accounting, insurance and the repair and maintenance of the facility.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$30,282
Pre-Clinical Studies	$0	$85,000
Marketing	$9,510	$45,000
Rent and Occupancy	$0	$104,000
Legal and Accounting	$0	$30,000
Insurance	$0	$10,000
Personnel	$0	$200,000
Management	$0	$90,000
Repair and Maintenance	$0	$23,718
Total Use of Proceeds	**$10,000**	**$617,999**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Aphios Pharma LLC must agree that a transfer agent, which keeps records of our outstanding Common Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $3.44 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Units	101,070,000	20,046,502	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The rights of owners of currently outstanding securities will be proportionally diluted by the rights of securities being offered. There are no additional outstanding securities that would limit, dilute or qualify the rights of the securities being sold in this offering. However, as we have indicated, the Company will need to raise millions of dollars of additional capital to achieve its business plan, and your rights may be impacted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As minority owners, the crowdfunding investors are subject to the decisions made by the management team or the majority shareholder. There is a risk that the majority shareholder exercises its voting rights in a manner that is not favorable to the interest of individuals who are minority owners.

23. **What are the risks to purchasers associated with corporate actions including:**

- **additional issuances of securities,**
- **issuer repurchases of securities,**
- **a sale of the issuer or of assets of the issuer or**
- **transactions with related parties?**

The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. There will be the potential risks of transactions with related parties since Aphios Pharma LLC is a subsidiary of Aphios Corporation. Currently, Aphios Corporation is paying all the salaries of our management team. If our efforts to raise capital in addition to this crowdfunding offering are delayed or not successful, we may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if a related-party does not continue to cooperate with us, we could be forced to discontinue our operations.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Member
Amount Outstanding:	$52,291
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	

25. **What other exempt offerings has Aphios Pharma LLC conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Aphios Pharma LLC (the "Company") is a limited liability company organized on July 6, 2018 under the laws of Delaware. The Company was organized to deliver, develop, and commercialize cannabis-based drugs for the central nervous system and other debilitating disorders. The Company is a subsidiary of Aphios Corporation, who is the majority shareholder owning 90% of the Company's shares. Results of Operations: The Company is pre-revenue. Operating expenses for the year ended December 31, 2024 Increased by $21,893 to $22,715, as compared to $822 reported for the year ended December 31, 2023. Net loss for the year ended December 31, 2024 Increased by $21,893 to a net loss of $22,715, as compared to a net loss of $822 reported for the year ended December 31, 2023. The Company has advanced funds to and received advances from a member of the Company. The amount due to the member for the years ended December 31, 2024 and 2023 of $52,291 and $39,583, respectively. The advances bear no interest and are considered payable on demand. Operating expenses for the year ended December 31, 2023 decreased by $37,603 to $822, as compared to $38,425 reported for the year ended December 31, 2022. Net loss for the year ended December 31, 2023 decreased by $35,605 to a net loss of $822, as compared to a net loss of $36,427 reported for the year ended December 31, 2022. Liquidity & Capital Resources: On December 17, 2024, the Company drew down gross proceeds of $10,007 in exchange for selling 2,909 common units.The Regulation CF offering is currently ongoing. The Company did not have any cash on hand as of December 31, 2024 resulting in the Company having negative working capital of $52,291. The Company has advanced funds to and received advances from a member of the Company. The amount due to the member for the years ended December 31, 2023 and 2022 totaled $39,583 and $38,761, respectively. The advances bear no interest and are considered payable on demand. During the year ended December 31, 2021, the Company conducted an offering of Simple Agreements for Future Equity ("SAFEs") under Regulation Crowdfunding and raised $26,640 from the issuance of SAFE agreements as of December 31, 2021. The funds were held in escrow with the broker as of December 31, 2021, and therefore were recorded as an escrow receivable on the balance sheet as of December 31, 2021. The Company incurred $1,998 of broker fees related to the issuance of the SAFE agreements as of December 31, 2021, which was recorded as an "other expense" in the statement of operations, as the life is indeterminable. The funds were subsequently returned to investors in 2022 since the Company did not raise the minimum funds required.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**

        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**

        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**

        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Aphios Pharma LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is the transcript of the video shown on the company's offering page: Anxiety is an evolutionary response developed by humankind to protect us from physical and mental harm. Anxiety is associated with our inherent or natural endocannabinoid system that is connected to our central and peripheral nervous systems. Some of us suffer from generalized anxiety disorder while interacting with others. Other people may suffer from panic disorder, post-traumatic stress disorder, social anxiety disorder, and obsessive-compulsive disorder. CBD from cannabis and hemp is known for its anxiolytic, or its anti-anxiety, action through its interactions with cannabinoid and serotonin receptors in our body. Aphios Pharma is developing CBD nanoparticles to manage anxiety over extended periods of time. Please join us on our journey to develop CBD nanoparticles. We are inspired by nature and enabled by science.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Formation:	certificateofformation.pdf
Operating Agreement:	operatingagreement.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: https://aphios.com/

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.